Exhibit 99.3

NOTICE OF OUR 2024 ANNUAL MEETING OF SHAREHOLDERS

Your Vote Is Important

The 2024 Annual and Special Meeting of Shareholders is your opportunity to voice your opinion on important issues concerning the operations of our company. Shareholders are encouraged to exercise their right to vote. Voting contributes to the good governance of the Company and safeguards your investment from possible activism or organized groups of minority shareholders who seek to exploit low polls.

The attached Management Information Circular includes important information about what the 2024 Annual and Special Meeting of Shareholders will cover, how to vote, our governance practices, and executive compensation at Precision Drilling Corporation.

This year, we will be holding the meeting in a virtual-only format via live audio webcast available at https://meetnow.global/M2YFHPG where registered shareholders and duly appointed proxyholders can participate, vote, or submit questions during the meeting.

By order of the Board of Directors,



Veronica H. Foley
Chief Legal and Compliance Officer

When

May 16, 2024
10:00 a.m. Mountain Daylight Time (MDT)

Where

Virtual-only meeting via live audio webcast online at https://meetnow.global/M2YFHPG

	Business Items	Recommendation of the Board
1	Receive the audited consolidated financial statement and report of the auditors for the year ended December 31, 2023	
✓ 2	Elect the directors	**FOR**
✓ 3	Appoint the auditors and authorize the directors to set the auditors' fee	**FOR**
✓ 4	Participate in our 'say on pay' advisory vote	**FOR**
✓ 5	Approve a resolution adopting a new Director Share Unit Plan	**FOR**
✓ 6	Approve a resolution to increase the share reserve under our Omnibus Equity Incentive Plan	**FOR**
7	Other business	